Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

August 25, 2023

Attention:

Mr. Ben Phippen

Mr. John Spitz

Ms. Madeleine Mateo

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)

Response to the Staff’s Comments on

Amendment No. 2 to Registration Statement on Form F-4 (File No. 333-273400)

Filed on August 23, 2023

Dear Mr. Phippen, Mr. Spitz, Ms. Mateo and Ms. Aldave,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 24, 2023 on the Amendment No.2 to the Company’s Registration Statement on Form F-4 filed to the Commission on August 23, 2023 (the “Amendment No.2”). Concurrently with the submission of this letter, the Company is submitting amendment No.3 to the Registration Statement (the “Amendment No.3”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

Amendment No. 2 to Registration Statement on Form F-4

General

1.

We note your response to our prior comment 1 and reissue in part. Please restore your disclosures on pages 54, 101, and 232 to the disclosures as they existed in your confidential submission as of June 27, 2023. Specifically, please continue to discuss the following:

•	“[c]hanges in China’s economic, political and social conditions” in the second sentence of the second bullet point on page 54;

•	“there can be no assurance that the Chinese government will continue to pursue a policy of economic reform” in the last sentence of the first partial paragraph on page 101; and

•

“CCT and its subsidiaries would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system” in the last sentence of the second full paragraph on page 232.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 54, 101, and 232 of the Amendment No.3.

If you have any questions regarding the Amendment No.3, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. Dan Espinoza by telephone at 650-752-3152 or via e-mail at DEspinoza@goodwinlaw.com.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Carl Scheuten, Partner, WithumSmith+Brown, PC